EXHIBIT 99.4
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                                          [LOGO - COMPTON PETROLEUM CORPORATION]


                                  NEWS RELEASE

FOR IMMEDIATE RELEASE                                          NOVEMBER 28, 2002

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NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN
THE UNITED STATES.

Calgary, Alberta - Compton Petroleum Corporation ("Compton" or the "Corporation") (TSX:CMT) announced today that it has entered into an agreement for the private placement underwritten issuance of 3,070,175 flow-through common shares at an issue price of $5.70 per share for a total gross proceeds of approximately $17,500,000. The funds will be utilized to facilitate the expansion of Compton's exploration operations.

The flow-through common shares will be issued through a syndicate of underwriters, led by Griffiths, McBurney & Partners. Closing is subject to regulatory approval and is expected to occur on or about December 12, 2002.

During the course of this issue, Compton will suspend its normal course issuer bid, commenced on March 8, 2002, to purchase up to 5,400,00 common shares of Compton through the facilities of the Toronto Stock Exchange.

Compton Petroleum Corporation is a Calgary, Alberta based, independent public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canadian Sedimentary Basin. The Corporation's common shares are listed and traded on The Toronto Stock Exchange under the symbol "CMT" and is included in both the S&P / TSX Composite Index and the TSX Mid-Cap Index.

For further information: Compton Petroleum Corporation, Ernie G. Sapieha, President & C.E.O. or Norm G. Knecht, V.P. Finance & C.F.O., Telephone: (403) 237-9400, Fax (403) 237-9410.

Website : WWW.COMPTONPETROLEUM.COM      Email: investorinfo@comptonpetroleum.com